UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2007
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑

Explanatory note
     This Report on Form 6-K contains a Press Release, dated February 1, 2007, of Deutsche Bank AG, announcing its results for the quarter and year ended December 31, 2006, and a Financial Data Supplement providing details of the results. This Report on Form 6-K and such exhibits are hereby incorporated by reference into Registration Statement No. 333-137902 of Deutsche Bank AG.
     In the attached documents, the Bank announced that income before income taxes for the quarter and year ended December 31, 2006 were EUR 1.9 billion and EUR 8.1 billion, respectively. Reported pre-tax return on average total shareholders’ equity for the quarter and year were 23% and 26%, respectively. Reported pre-tax return on average active equity for the quarter and year was 27% and 30%, respectively. Per the Bank’s target definition, which excludes restructuring charges and substantial gains on the sale of industrial holdings, pre-tax return on average active equity for the quarter and year were 28% and 31%, respectively.
     The Bank also reported net revenues of EUR 7.2 billion for the fourth quarter of 2006, consisting of net interest revenues of EUR 1.6 billion and total noninterest revenues of EUR 5.6 billion, and net revenues of EUR 28.3 billion for full year 2006, consisting of net interest revenues of EUR 6.9 billion and total noninterest revenues of EUR 21.4 billion. Noninterest expenses for the quarter and year were EUR 5.2 billion and EUR 19.9 billion, respectively. Provision for credit losses was EUR 129 million in the fourth quarter 2006, including provisions for both loan losses of EUR 124 million and off-balance sheet exposures of EUR 5 million (the latter reported in noninterest expenses). This compares to EUR 98 million in the fourth quarter 2005, including EUR 118 million for provisions for loan losses and net releases of EUR 20 million for off-balance sheet exposures. For the full year 2006, provision for credit losses was EUR 280 million (consisting of a provision for loan losses of EUR 330 million and a release of EUR 50 million for off-balance sheet exposures), down 20% from EUR 350 million (consisting of a provision for loan losses of EUR 374 million and a release of EUR 24 million for off-balance sheet exposures) in 2005.
Exhibits

Exhibit 99.1:	Deutsche Bank AG’s Press Release dated February 1, 2007.

Exhibit 99.2:	Financial Data Supplement.
Forward-looking statements contain risks
     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 23, 2006 on pages 7 through 13 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.
Use of non-GAAP financial measures
     This report contains non-U.S. GAAP financial measures, which are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with U.S. GAAP in our financial statements. Examples of our non-U.S. GAAP financial measures are: underlying revenues, provision for credit losses, operating cost base, non-compensation operating costs, underlying pre-tax profit, average active equity and ratios based thereon. The ratios adjusted return on average active equity (after tax), pre-tax return on average active equity and pre-tax return on average active equity (target definition) are all non-U.S. GAAP financial measures for which the most directly comparable ratio calculated based on U.S. GAAP financial measures is return on average total shareholders’ equity (after tax and pre-tax, respectively). The underlying cost-income ratio, underlying compensation ratio and underlying non-compensation ratio are non-U.S. GAAP financial measures for which the most directly comparable ratio based on U.S. GAAP financial measures is cost-income ratio. The following table lists some of the non-U.S. GAAP financial measures appearing in this report and the most directly comparable U.S. GAAP financial measures.

Most Directly Comparable U.S. GAAP
Non-U.S. GAAP Financial Measure	Financial Measure
Underlying revenues	Total net revenues
Provision for credit losses	Provision for loan losses
Operating cost base	Total noninterest expenses
Non-compensation operating costs	Total noninterest expenses
Underlying pre-tax profit	Income before income taxes
Average active equity	Average total shareholders’ equity
     For descriptions of these and other non-U.S. GAAP financial measures, please refer to pages 4, 5 and 18 through 20 of the Financial Data Supplement included herewith as Exhibit 99.2, and pages F-60 through F-62 of our Annual Report on Form 20-F for 2005 filed with the SEC on March 23, 2006.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft
Date: February 1, 2007
	By:	/s/ Edelmann
	Name:	Martin Edelmann
	Title:	Managing Director

	By:	/s/ Krekeler
	Name:	Hans-Dirk Krekeler
	Title:	General Counsel to the Management Board